Filed by Ares Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Allied Capital Corp.
Commission File No. 333-163760

ARES CAPITAL CORPORATION AND ALLIED CAPITAL CORPORATION PROXY STATEMENT/PROSPECTUS DECLARED EFFECTIVE

Proxy Statement/Prospectus Expected to be Mailed Next Week

NEW YORK, NY—February 12, 2010—Ares Capital Corporation (NASDAQ:  ARCC) announced today that its registration statement that includes a proxy statement/ prospectus has been declared effective by the SEC.  As described in the proxy statement/prospectus, Ares Capital and Allied Capital have each set a record date of February 2, 2010 and a special meeting date of March 26, 2010 for their stockholders’ meetings.  The proxy statement/prospectus is expected to be mailed to Ares Capital and Allied Capital stockholders beginning next week.

Ares Capital stockholders are being asked to vote on the approval of the issuance of the shares of Ares Capital common stock to be issued pursuant to the merger agreement described in the proxy statement/prospectus.  Approval of the issuance of the shares of Ares Capital common stock to be issued pursuant to the merger agreement requires the affirmative vote of at least a majority of all of the votes cast on the matter at a meeting at which a quorum is present.

Ares Capital’s board of directors, including its independent directors, unanimously approved the merger and the merger agreement, including the issuance of common stock in connection therewith, and recommends that Ares Capital stockholders vote “FOR” approval of the issuance of Ares Capital common stock to be issued pursuant to the merger agreement.

Ares Capital still anticipates the closing of the Allied Capital acquisition to take place, subject to receipt of stockholder approvals and other closing conditions, by the end of the first quarter of 2010.  As previously announced, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired with respect to the proposed merger.

About Ares Capital Corporation

Ares Capital Corporation is a specialty finance company that provides integrated debt and equity financing solutions to U.S. middle-market companies.  Ares Capital Corporation invests primarily in first- and second-lien loans and mezzanine debt, which in some cases includes an equity component.  To a lesser extent, Ares Capital Corporation also makes equity investments.  Ares Capital Corporation is externally managed by Ares Capital Management LLC, an affiliate of Ares Management LLC, an SEC registered investment advisor and alternative asset investment management firm with approximately $33 billion of committed capital under management as of December 31, 2009.  Ares Capital Corporation is a closed-end, non-diversified management investment company that has elected to be regulated as a Business Development Company under the Investment Company Act of 1940. For additional information, please visit our website at www.arescapitalcorp.com.

IMPORTANT ADDITIONAL INFORMATION

This communication is being made in respect of the proposed business combination involving Ares Capital and Allied Capital.  In connection with the proposed transaction, Ares Capital has filed with the SEC a Registration Statement on Form N-14 that includes proxy statements of Ares Capital and Allied Capital and that constitutes a prospectus of Ares Capital.  On or around February 16, 2010, Ares Capital and Allied Capital will begin mailing the Proxy Statement/Prospectus to their respective stockholders of record as of the close of business on February 2, 2010.  INVESTORS AND SECURITY HOLDERS OF ARES CAPITAL AND ALLIED CAPITAL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  INVESTORS AND SECURITY HOLDERS OF ARES CAPITAL AND ALLIED CAPITAL ARE ALSO URGED TO READ ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL ALSO CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by each of Ares Capital and Allied Capital through the web site maintained by the SEC at www.sec.gov.  Free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained on Ares Capital’s website at www.arescapitalcorp.com and on Allied Capital’s website at www.alliedcapital.com.

PROXY SOLICITATION

Ares Capital, Allied Capital and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Ares Capital and Allied Capital stockholders in favor of the acquisition.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Ares Capital and Allied Capital stockholders in connection with the proposed acquisition is set forth in the Proxy Statement/Prospectus filed with the SEC.  You can obtain a free copy of this document in the manner set forth above.

FORWARD-LOOKING STATEMENTS

Statements included herein may constitute “forward-looking statements,” which relate to future events or our future performance or financial condition.  These statements are not guarantees of future performance, condition or results and involve a number of risks and uncertainties.  Actual results and condition may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in Ares Capital Corporation’s filings with the Securities and Exchange Commission.  Ares Capital Corporation undertakes no duty to update any forward-looking statements made herein.

Ares Capital Investor Contact:

Carl G. Drake

(404) 814-5204